Exhibit 4.1.3

AMENDED AND RESTATED REVOLVING CREDIT NOTE

$21,175,000	September 3, 2008

For value received, the undersigned, MGP Ingredients, Inc., a Kansas corporation, and Midwest Grain Pipeline, Inc., a Kansas corporation (collectively, the “Borrowers”), jointly and severally promise to pay to the order of Commerce Bank, N.A., a national banking association (the “Bank”; which term shall include any subsequent holder hereof), in lawful money of the United States of America, the principal sum of Twenty-One Million One Hundred Seventy-Five Thousand and 00/100 Dollars ($21,175,000.00) or, if different, the principal amount outstanding and due the Bank under Section 2.1 of the Credit Agreement referred to below.

This Amended and Restated Revolving Credit Note (the “Note”) is a Revolving Credit Note referred to in, is issued pursuant to, and is subject to the terms and conditions of, the Credit Agreement, dated as of May 5, 2008, among the Borrowers, the Banks party thereto and Commerce Bank, N.A., as the Agent, the Issuing Bank and the Swingline Lender, as amended (as so amended and as otherwise amended, renewed, restated, replaced, consolidated or otherwise modified from time to time, the “Credit Agreement”).  To the extent of any conflict between the terms and conditions of this Note and the terms and conditions of the Credit Agreement, the terms and conditions of the Credit Agreement shall prevail and govern.  Capitalized terms used but not defined in this Note have the meanings given to them in the Credit Agreement.

Interest shall accrue on the outstanding principal balance of this Note as provided in the Credit Agreement.  Principal, interest and all other amounts, if any, payable in respect of this Note shall be payable as provided in the Credit Agreement.  The Borrowers’ right, if any, to prepay this Note is subject to the terms and conditions of the Credit Agreement.

The termination of the Credit Agreement or the occurrence of an Event of Default shall entitle the Agent, at its option, to declare the then outstanding principal balance hereof, all accrued interest thereon, and all other amounts, if any, payable in respect of this Note to be, and the same shall thereupon become, immediately due and payable without notice to or demand on the Borrowers, all of which the Borrowers waive.

Time is of the essence with respect to this Note.  To the fullest extent permitted by applicable law, each Borrower, for itself and its successors and assigns, waives presentment, demand, protest, notice of dishonor, and any and all other notices, demands and consents in connection with the delivery, acceptance, performance, default or enforcement of this Note, and consents to any extensions of time, renewals, releases of any parties to or guarantors of this Note, waivers and any other modifications that may be granted or consented to by the Agent or the Bank from time to time in respect of the time of payment or any other provision of this Note.

This Note (the “New Note”) amends, restates and replaces, but shall not act as a novation of the indebtedness evidenced by, the Revolving Credit Note, dated as of May 5, 2008, from the Borrowers, as makers, to the Bank, as payee, in the stated principal amount of $15,400,000 (the “Old Note”).  All liens and security interests securing the Old Note are hereby renewed, extended, preserved and carried forward to secure the payment of the New Note.

This Note shall be governed by the laws of the State of Missouri, without giving effect to any choice of law rules thereof.

IN WITNESS WHEREOF, the Borrowers have executed and delivered this Note as of the date first above written.

MGP INGREDIENTS, INC.

By:	/s/ Robert Zonneveld
Name: Robert Zonneveld
Title: V.P Finance & CFO

MIDWEST GRAIN PIPELINE, INC.

By:	/s/ Robert Zonneveld
Name: Robert Zonneveld
Title: V.P. Finance & CFO

Revolving Credit Note (Commerce) – Signature Page